1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

March 26, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah L. O’Neal, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Ms. O’Neal:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 152 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A, relating to one of the Trust’s portfolios, the James Alpha MLP Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2019. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

General Comments

Comment 1.	On the facing cover page for future filings under Rule 485(a), please specify the sub-paragraph under which the filing is made. For example, this filing should have specified that it was proposed to become effective on March 29, 2019 pursuant to paragraph (a)(1) rather than paragraph (a).

Response 1. The Trust will specify the sub-paragraph designation in future filings.

March 26, 2019

Comment 2.	Please update all information and complete information that is missing or in brackets. Additionally, please provide us with a completed bar chart and table showing the Portfolio’s past performance before the effective date of the registration statement.

Response 2. The disclosure has been revised accordingly. A completed performance chart and table for the Portfolio is provided as Appendix A.

Prospectus

Comment 3.	Footnote 3 of the Portfolio’s “Fees and Expenses of the Portfolio” table notes that the Manager may seek reimbursement for fees it waived and Portfolio expenses it paid within three years of the end of the fiscal year in which such fees were waived or expenses paid. The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The three-year period for recoupment is based on the assumption that anything longer than three years would make recoupment more probable than not, which would result in the fund booking a liability for the waived amount in accordance with GAAP rules (consistent with ASC 450). If the recoupment period is three years after the fiscal year end during which the fees have been waived or reimbursed, the recoupment period will exceed three years (and may be closer to four years). The Staff notes that if the recoupment period exceeds three years, the Portfolio must perform and an auditor must review an analysis under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS5”).

Response 3. The Trust believes that the disclosure in Footnote 3 to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. Accordingly, the Trust does not expect that a FAS5 analysis will be necessary.

March 26, 2019

Comment 4.	In the “Principal Investment Strategies” section, please emphasize the statement that the Portfolio is taxed as a Subchapter “C” corporation.

Response 4. The text of the disclosure has been changed to a bold font for emphasis.

Comment 5.	In the “Principal Investment Risks” section, please consider revising the order of the risk disclosures according to the likelihood of occurring. See Dalia Blass, Dir., Div. of Inv. Mgmt., Sec. and Exch. Comm’n, Keynote Address at the ICI Securities Law Developments Conference (Oct. 25, 2018).

Response 5. The disclosure has been revised accordingly.

Statement of Additional Information

Comment 6.	Please confirm that there have been no changes made to the “Fundamental Investment Restrictions” section.

Response 6. The Trust confirms that no changes have been made to the “Fundamental Investment Restrictions” section, except that the disclosure has been revised to reflect the Portfolio’s new name.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

March 26, 2019

Appendix A

Class I Annual Total Returns – Calendar Year

Best Quarter:	Q2 2016	21.89%
Worst Quarter:	Q4 2018	-17.28%

Average Annual Total Returns

(For The Period Ended December 31, 2018)

Class I Shares	1 Year	Life of Portfolio*
Return Before Taxes	-19.89%	-13.85%
Return After Taxes on Distributions	-22.11%	-15.58%
Return After Taxes on Distributions and Sale of Portfolio Shares	-11.51%	-10.52%
Alerian MLP Index (reflects no deduction for fees, expenses or taxes)	-12.42%	-9.44%.
Class A Shares
Return Before Taxes	-24.65%	-15.35%
Class C Shares
Return Before Taxes	-21.45%	-14.66%
*	The Portfolio commenced operations on March 31, 2015.